Jay Williamson
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  020549

Correspondence

Re SEC Comment Letter dated August 16, 2010

Dear Mr. Williamson:

As mentioned in my message today, due to lost days due to Memorial Day holiday, and vacations schedules, we are awaiting for information from our audit firm  Javo Beverage Company, Inc. requests until August 17, 2010 to response to you SEC comment letter dated August 16, 2010 re Javo Beverage Company, Inc.  Form 10-K for Fiscal Year Ended December 31, 2010 and Schedule 14A Filed April 16, 2010.

Thank you,

/s/ Richard A. Gartrell
Richard A. Gartrell
Javo Beverage Company, Inc.
CFO
760-560-5286 ext. 110
949-233-6868